NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copy of the disclosure letter we sent to the
Philippine Stock Exchange and the Securities and
Exchange Commission regarding the acquisition of
PLDT common shares by the Company pursuant to its
Share Buyback Program that was approved by the
Board of Directors of the Company on January 29,
1	August 5, and December 9, 2008.	5

Exhibit 1

March 18, 2009

Securities and Exchange Commission
SEC Building
EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

                                                              Every 2nd
 1     2        3        1    SEC FORM 17-C     0       6           Tuesday

Month                Day        FORM TYPE     Month                   Day

        Fiscal Year                           Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,183,561 As of February 28, 2009	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 18, 2009

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange dated March 18, 2009 regarding the acquisition of PLDT common shares by the Company pursuant to its Share Buyback Program that was approved by the Board of Directors of the Company on January 29, August 5, and December 9, 2008.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

March 18, 2009

Exhibit 1

March 18, 2009

Philippine Stock Exchange, Inc.
Disclosure Department
4th Floor, Philippine Stock Exchange Centre
(Tektite Tower) Exchange Road, Ortigas Center
Pasig City

Attention : Atty. Pete M. Malabanan

Head – Disclosure Dept.

Gentlemen:

Pursuant to Section 9 of the Revised Disclosure Rules as well as the letters of the Exchange dated January 29, 2008 and February 29, 2008, we report hereunder shares of PLDT Common Stock acquired by the Company on March 18, 2009 pursuant to the Share Buyback Program approved by the Board of Directors on January 29, August 5, and December 9, 2008.

			Treasury Shares
Date of Transaction	Number of Shares	Price Per Share	To date

March 18, 2009	2,780	P1,875.00	1,998,130

- do -	11,000	P1,880.00	2,009,130

- do -	2,220	P1,885.00	2,011,350

NOTE:	The column marked “Outstanding Shares After Transaction” was deleted because the outstanding common shares available from our transfer agent in computing the Outstanding Shares After
Transaction is only as of 3 trading days prior to the transaction date.

Thank you.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 18, 2009